Filed by The Walt Disney Company pursuant to Rule 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Pixar

Commission File No.: 0-26976

“Positioning Disney for the Digital Future”

Certain statements in this presentation may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of the views and assumptions of the management of The Walt Disney Company and Pixar regarding future events and business performance as of the time the statements are made and they do not undertake any obligation to update these statements. Actual results may differ materially from those expressed or implied. Such differences may result from legal or regulatory proceedings or other factors that affect the timing or ability to complete the transactions contemplated herein, actions taken by either of the companies, including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), as well as from developments beyond the companies’ control, including:  adverse weather conditions or natural disasters; health concerns; international, political or military developments; technological developments; and
changes in domestic and global economic conditions, competitive conditions and consumer preferences. Such developments may affect assumptions regarding the operations of the businesses of The
Walt Disney Company and Pixar separately or as combined entities including, among other things, the timing of the transaction, the performance of the companies’ theatrical and home entertainment releases, expenses of providing medical and pension benefits, and demand for products and performance of some or all company businesses either directly or through their impact on those who distribute our products. Additional factors that may affect results are set forth in the Annual Report on Form 10-K of The Walt Disney Company for the
year ended October 1, 2005 under the heading “Item 1A—Risk Factors” and in the Quarterly Report on Form 10-
Q of Pixar for the quarter ended October 1, 2005 under the “Risk Factors” section of  Part I, Item 2.

Transaction Overview
• All stock transaction
– 2.3 Disney shares will be issued for each Pixar share (a fixed exchange ratio)
– Transaction value of $7.4 billion; $6.3 billion, net of Pixar’s over $1 billion in cash (based on fully diluted Pixar shares outst anding and Disney share price at close on 1/23/06)
• Company will form Pixar and Disney feature animation studios
– Newly combined animation division will share talents and best practices
– Each unit will retain current production facilities to preserve creative cultures and capabilities
– Pixar President Ed Catmull will serve as President of the combined Pixar and Disney feature animation studios, reporting to
Bob Iger and Dick Cook, Chairman of The Walt Disney Studios
– Pixar Executive Vice President John Lasseter will be Chief Creative Officer at Pixar and Disney feature animation studios, as well as Principal Creative Advisor for Walt Disney Imagineering, reporting directly to Bob Iger
• Pixar Chairman and CEO Steve Jobs will join Disney Board
• Customary closing conditions
– Boards of both Disney and Pixar have approved the transaction
– Requires Pixar shareholder and regulatory approval
– Steve Jobs has agreed to vote 40% of shares outstanding in favor of the transaction
• Expected to close by Summer 2006

Strategic Rationale
• Enhances Disney’s competitive position as a global leader in family entertainment
• Reinforces Disney’s most critical strategic priorities
– Offer the finest creative content
– Embrace leading-edge technologies
– Strengthen Disney’s global presence
• Allows Pixar shareholders to participate in 100% of the economics of the
Pixar library and benefit from Disney’s solid long-term growth prospects, diversified earnings stream, global brand affinity and integrated portfolio of world-class entertainment assets
• Leverages Disney’s core competency in creating and marketing enduring, multi-platform franchises
• Expected to drive growth across Disney’s entire portfolio of businesses
• Expected to significantly enhance shareholder value

A Longstanding and Successful Partnership
• Pixar has an unparalleled track record of combining creative excellence with cutting-edge technology
• Together, Disney and Pixar have produced and distributed a long string of animation hits including: Toy Story, a bug’s life, Toy Story 2, Monsters, Inc.,
Finding Nemo, and The Incredibles
• Cars to be released on June 9
th
, 2006
• The Disney / Pixar partnership has had enormous commercial success, grossing an average of $538m in worldwide box office revenue per picture
• Pixar has received tremendous critical acclaim and has won 20 Academy Awards

Operating Strategy
•
Leadership and organization structured to preserve and enhance creativity, culture and best practices
•
New Pixar and Disney feature animation studios formed, with production facilities retaining current operations and locations
•
Pixar President Ed Catmull will serve as President of the combined
Pixar and Disney feature animation studios, reporting to Bob Iger and Dick
Cook, Chairman of The Walt Disney Studios
•
Pixar Executive Vice President John Lasseter will be Chief Creative
Officer at Pixar and Disney feature animation studios, as well as Principal
Creative Advisor for Walt Disney Imagineering, reporting directly to Bob
Iger
Establishes continuity of leadership to maintain
momentum and further develop talent

Financial Highlights
• Based on our analysis of Pixar and the value opportunities created by combining
Pixar’s strengths with those of The Walt Disney Company, we are confident that this transaction will create significant shareholder value
• Value Opportunities
– Consolidate 100% of profit from current and future films
– Positively impact Disney Feature Animation
– Maximize sequel potential
– Recapture distribution fees and eliminate duplicative public company costs
– Leverage Pixar’s intellectual property across Disney’s core businesses (e.g. theme parks, licensing, videogame publishing, etc.)
– Increase Disney’s overall brand strength and base of powerful, high quality content which can:
• Enhance opportunities offered by new digital distribution platforms
• Increase our ability to capitalize on new consumer preferences and emerging business models
• Improve and accelerate international growth opportunities
• Disney’s current intent is to repurchase all newly issued shares by the end of fiscal 2007
• With the successful execution of these initiatives, the transaction is expected to be accretive to Disney EPS in fiscal 2008

For Additional Information
This material is not a substitute for the prospectus/proxy statement
Disney and Pixar will file with the Securities and Exchange Commission.
Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by Disney and Pixar with the Securities and Exchange
Commission will be available free of charge at the SEC's website,
www.sec.gov, or by directing a request when such a filing is made to The
Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-
9722, Attention:  Shareholder Services or by directing a request when such a filing is made to Pixar, 1200 Park Avenue, Emeryville, CA 94608.
Pixar, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Pixar and their ownership of Pixar stock is set forth in the proxy statement for Pixar’s 2005 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.